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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION

                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D
                    Under the Securities Exchange Act of 1934
                               (Amendment No. 3)*

                              TEARDROP GOLF COMPANY
                                (Name of Issuer)

                     Common Stock, par value $0.01 per share
                         (Title of Class of Securities)

                                   878190 10 7
                                 (CUSIP Number)

                              Steven C. Barre, Esq.
                            Associate General Counsel
                              U.S. Industries, Inc.
                              101 Wood Avenue South
                            Iselin, New Jersey 08830
                               Tel: (732) 767-2234
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                  April 6, 1999
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of [SECTION]240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box [ ].

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See [SECTION]240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subject amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

SEC 1746 (2-98)

CUSIP No.  878190 10 7                  13D                    Page 2 of 9 pages


(1)  NAMES OF REPORTING  PERSONS.
     I.R.S.  IDENTIFICATION  NOS. OF ABOVE PERSONS (ENTITIES ONLY)

     U.S. INDUSTRIES, INC.
     22-3568449


(2)  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)  (a)___
                                                                          (b)_X_

(3)  SEC USE ONLY


(4)  SOURCE OF FUNDS (SEE INSTRUCTIONS)

     OO


(5)  CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED                  [  ]
     PURSUANT TO ITEMS 2(D) OR 2(E)


(6)  CITIZENSHIP OR PLACE OF ORGANIZATION

     Delaware


                         (7)  SOLE VOTING POWER
NUMBER OF
SHARES                        -0-
BENEFICIALLY
OWNED BY                 (8)  SHARED VOTING POWER
EACH
REPORTING                     958,386
PERSON
WITH                     (9)  SOLE DISPOSITIVE POWER

                              -0-

                         (10) SHARED DISPOSITIVE POWER

                              958,386

(11) AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     958,386

(12) CHECK IF THE  AGGREGATE  AMOUNT IN ROW (11)  EXCLUDES  CERTAIN         [  ]
     SHARES (SEE INSTRUCTIONS)

(13) PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     18.34%

(14) TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

     CO

CUSIP No.  878190 10 7                  13D                    Page 3 of 9 pages


(1)  NAMES OF REPORTING  PERSONS.
     I.R.S.  IDENTIFICATION  NOS. OF ABOVE PERSONS (ENTITIES ONLY)

     USI ATLANTIC CORP.
     22-3369326


(2)  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)  (a)___
                                                                          (b)_X_

(3)  SEC USE ONLY


(4)  SOURCE OF FUNDS (SEE INSTRUCTIONS)

     OO


(5)  CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED                  [  ]
     PURSUANT TO ITEMS 2(D) OR 2(E)


(6)  CITIZENSHIP OR PLACE OF ORGANIZATION

     Delaware


                         (7)  SOLE VOTING POWER
NUMBER OF
SHARES                        -0-
BENEFICIALLY
OWNED BY                 (8)  SHARED VOTING POWER
EACH
REPORTING                     958,386
PERSON
WITH                     (9)  SOLE DISPOSITIVE POWER

                              -0-

                         (10) SHARED DISPOSITIVE POWER

                              958,386

(11) AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     958,386

(12) CHECK IF THE  AGGREGATE  AMOUNT IN ROW (11)  EXCLUDES  CERTAIN         [  ]
     SHARES (SEE INSTRUCTIONS)

(13) PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     18.34%

(14) TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

     CO

CUSIP No.  878190 10 7                  13D                    Page 4 of 9 pages


(1)  NAMES OF REPORTING  PERSONS.
     I.R.S.  IDENTIFICATION  NOS. OF ABOVE PERSONS (ENTITIES ONLY)

     USI AMERICAN HOLDINGS, INC.
     22-3363062


(2)  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)  (a)___
                                                                          (b)_X_

(3)  SEC USE ONLY


(4)  SOURCE OF FUNDS (SEE INSTRUCTIONS)

     OO


(5)  CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED                  [  ]
     PURSUANT TO ITEMS 2(D) OR 2(E)


(6)  CITIZENSHIP OR PLACE OF ORGANIZATION

     Delaware


                         (7)  SOLE VOTING POWER
NUMBER OF
SHARES                        -0-
BENEFICIALLY
OWNED BY                 (8)  SHARED VOTING POWER
EACH
REPORTING                     958,386
PERSON
WITH                     (9)  SOLE DISPOSITIVE POWER

                              -0-

                         (10) SHARED DISPOSITIVE POWER

                              958,386

(11) AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     958,386

(12) CHECK IF THE  AGGREGATE  AMOUNT IN ROW (11)  EXCLUDES  CERTAIN         [  ]
     SHARES (SEE INSTRUCTIONS)

(13) PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     18.34%

(14) TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

     CO

CUSIP No.  878190 10 7                  13D                    Page 5 of 9 pages


(1)  NAMES OF REPORTING  PERSONS.
     I.R.S.  IDENTIFICATION  NOS. OF ABOVE PERSONS (ENTITIES ONLY)

     JUSI HOLDINGS, INC.
     22-3364074


(2)  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)  (a)___
                                                                          (b)_X_

(3)  SEC USE ONLY


(4)  SOURCE OF FUNDS (SEE INSTRUCTIONS)

     OO


(5)  CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED                  [  ]
     PURSUANT TO ITEMS 2(D) OR 2(E)


(6)  CITIZENSHIP OR PLACE OF ORGANIZATION

     Delaware


                         (7)  SOLE VOTING POWER
NUMBER OF
SHARES                        -0-
BENEFICIALLY
OWNED BY                 (8)  SHARED VOTING POWER
EACH
REPORTING                     958,386
PERSON
WITH                     (9)  SOLE DISPOSITIVE POWER

                              -0-

                         (10) SHARED DISPOSITIVE POWER

                              958,386

(11) AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     958,386

(12) CHECK IF THE  AGGREGATE  AMOUNT IN ROW (11)  EXCLUDES  CERTAIN         [  ]
     SHARES (SEE INSTRUCTIONS)

(13) PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     18.34%

(14) TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

     CO

CUSIP No.  878190 10 7                  13D                    Page 6 of 9 pages


(1)  NAMES OF REPORTING  PERSONS.
     I.R.S.  IDENTIFICATION  NOS. OF ABOVE PERSONS (ENTITIES ONLY)

     TA LIQUIDATION CORP., f/k/a TOMMY ARMOUR GOLF COMPANY
     22-0305225


(2)  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)  (a)___
                                                                          (b)_X_

(3)  SEC USE ONLY


(4)  SOURCE OF FUNDS (SEE INSTRUCTIONS)

     OO


(5)  CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED                  [  ]
     PURSUANT TO ITEMS 2(D) OR 2(E)


(6)  CITIZENSHIP OR PLACE OF ORGANIZATION

     Delaware


                         (7)  SOLE VOTING POWER
NUMBER OF
SHARES                        -0-
BENEFICIALLY
OWNED BY                 (8)  SHARED VOTING POWER
EACH
REPORTING                     958,386
PERSON
WITH                     (9)  SOLE DISPOSITIVE POWER

                              -0-

                         (10) SHARED DISPOSITIVE POWER

                              958,386

(11) AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     958,386

(12) CHECK IF THE  AGGREGATE  AMOUNT IN ROW (11)  EXCLUDES  CERTAIN         [  ]
     SHARES (SEE INSTRUCTIONS)

(13) PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     18.34%

(14) TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

     CO

                                                               Page 7 of 9 pages



Item 1. Security and Issuer.

          This Amendment No. 4 to Schedule 13D relates to the common stock, par value $0.01 per share (the "Common Stock") of TearDrop Golf Company, a Delaware corporation (the "Issuer"). The Issuer's principal executive offices are located at 1080 Lousons Road, Union, New Jersey 07083. This Amendment No. 4 is intended to amend the Schedule 13D filed by the undersigned Reporting Persons (the "Reporting Persons") on or about November 17, 1997 (the "Schedule 13D"), as amended by Amendment No. 1 filed on or about April 7, 1998, Amendment No. 2 filed on or about July 2, 1998 and Amendment No. 3 filed on or about March 25, 1999. Any capitalized term not defined in this Amendment No. 4 shall have the meaning assigned to it under the Schedule 13D.

Item 2. Identity and Background.

     No Amendment.

Item 3. Source and Amount of Funds or Other Consideration.

     No Amendment.

Item 4. Purpose of Transaction.

     No Amendment.

Item 5. Interest in Securities of the Issuer.

          Item 5 of the Schedule 13D, as amended on or about April 7, July 2, 1998 and March 25, 1998 is hereby amended and restated in its entirety as follows:

          (a) As of the close of business on April 7, 1999, the Reporting Persons beneficially own zero shares of Preferred Stock, and 958,386 shares of Common Stock, or approximately 18.34% of the Common Stock based on 5,224,890 shares of Common Stock issued and outstanding as of November 11, 1998, as reported in the Issuer's Quarterly Report on Form 10-QSB for the quarter ended September 30, 1998. All such shares are held by TAL. By reason of their relationship with TAL, USI, Holdings, USI Atlantic Corp. and JUSI may be deemed to have shared power to vote or to direct the vote and shared power to dispose or direct the disposition of, and, accordingly, may be deemed to beneficially own solely for purposes of the Schedule 13D and this Amendment No. 4 to Schedule 13D, the same 958,386 shares of Common Stock.

          (b) No amendment.

                                                               Page 8 of 9 pages


          (c) Since the most recent amendment to Schedule 13D, the Reporting Persons sold 65,800 shares of Common Stock through open market sales in the following transactions, all of which were effected on the NASDAQ SmallCap
Market:


Reporting                                         Number of      Price Per
Person                        Date                Shares         Share*
--------------------          --------            ---------      ---------
U.S. Industries, Inc.         03/25/99               900         $4.00

U.S. Industries, Inc.         04/01/99             4,300         $4.92

U.S. Industries, Inc.         04/05/99            21,600         $4.78

U.S. Industries, Inc.         04/06/99            13,000         $4.75

U.S. Industries, Inc.         04/07/99            26,000         $4.78

*Excluding commissions

Except as set forth herein, none of the Reporting Persons has effected any transaction in the shares of Common Stock since the most recent admendment to
Schedule 13D.

          (d) No amendment.

          (e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer

        No Amendment.

Item 7. Material to be Filed as Exhibits.

          The following is filed herewith as an Exhibit to this Amendment No. 4 to Schedule 13D:

          1. Joint Filing Agreement pursuant to Rule 13d-1(f). Incorporated by reference to Exhibit 5 to Schedule 13D.

                                                              Page 9 of 9 pages



                                   SIGNATURES

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:   April 8, 1999

                              U.S. INDUSTRIES, INC.


                              BY:  /s/ George H. MacLean
                                   George H. MacLean,
                                   Senior Vice President

                              USI AMERICAN HOLDINGS, INC.


                              BY:  /s/ George H. MacLean
                                   George H. MacLean,
                                   Senior Vice President

                              USI ATLANTIC CORP.


                              BY:  /s/ George H. MacLean
                                   George H. MacLean,
                                   Senior Vice President

                              JUSI HOLDINGS, INC.


                              BY:  /s/ George H. MacLean
                                   George H. MacLean,
                                   Vice President

                              TA LIQUIDATION CORP.


                              BY:  /s/ George H. MacLean
                                   George H. MacLean,
                                   Vice President

                                  EXHIBIT INDEX



Exhibit No.         Document

    1 Joint Filing Agreement (incorporated by reference to Exhibit 5 to Schedule 13D)